July 18, 2019

Fred A. Graham, III
Chief Financial Officer
Monitronics International, Inc.
1990 Wittington Place
Farmers Branch, TX 75234

       Re: Monitronics International, Inc.
           Registration Statement on Form S-4/A
           Amended on July 16, 2019
           File no. 333-231771

Dear Mr. Graham:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4/A, filed on July 16, 2019

Material Tax Consequences if the Merger qualifies as a Reorganization, page 84

1. Please revise to indicate that it is the opinion of named tax counsel that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, rather than
       "assuming" that it does. Please refer to Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings, Section III.C.3 addressing assumptions within tax opinions. Also, clarify here and within Exhibit 8.1 that the material tax consequences you describe constitute counsel's opinion. Please refer to Staff Legal Bulletin 19,
Section III.B.2,
       addressing short-form tax opinions.
Exclusive Forum for Certain Lawsuits, page 128

2. We note that your forum selection provision identifies the Court of Chancery of the State
 Fred A. Graham, III
Monitronics International, Inc.
July 18, 2019
Page 2
       of Delaware as the exclusive forum for certain litigation, including "all derivative actions." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please add risk factor disclosure and also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
       Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
       Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste
M. Murphy,
Legal Branch Chief, at 202-551-3257, with any questions.



                                                              Sincerely,
FirstName LastNameFred A. Graham, III
                                                              Division of
Corporation Finance
Comapany NameMonitronics International, Inc.
                                                              Office of
Telecommunications
July 18, 2019 Page 2
cc:       Adorys Velazquez
FirstName LastName